March 30, 2006

Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: Paul Cline
           Senior Accountant

RE:  California First National Bancorp
        Form 10-K for Fiscal Year Ended June 30, 2005.
        File No. 000-15641

Dear Mr. Cline:

On behalf of California First National Bancorp ("CFNB"), we submit this letter in response to your letter of March 8, 2006. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have included the comment in bold along with CFNB's response to each comment to aid the review process.

 Residual Values, page 13

1.   Please tell us how you estimate residual values for your capital leases. Specifically tell us how you consider renewal or other extensions in your calculation.

FASB 13 defines estimated residual value of leased property as "the estimated fair value of the leased property at the end of the lease term". It further defines fair value as the "price for which the property could be sold in an arm's length transaction between unrelated parties." For purposes of estimating the residual for any specific lease, the contractual terms of the lease need to be reviewed in order to evaluate the potential outcomes. Most of CFNB's true leases (on which it records a residual) are structured to provide the lessee with the following three end-of-term options:

1.   Lessee may purchase the leased property for its fair market value ("FMV"), where FMV is the price a willing buyer (who is neither a used property dealer or reseller) would pay for the property in an arm's length transaction to a willing seller under no compulsion to sell. Such FMV shall be determined on the basis that: (i) the property is assumed to be in the condition in which it is to be maintained under the Lease and is in complete compliance with all other terms of the Lease; (ii) the property is assumed to be installed and/or in full service and is valued on an installed basis; and (iii) the cost of removal of the property from its present location is not deducted from the valuation.

2.   Lessee may return the property to CFNB.

o    In this case, the sale of the property is generally to a third-party dealer in such property, and sale prices tend to be "wholesale" prices, as opposed to the "retail" value defined in 1 above.

3.   Lessee may extend the lease for a period of one year or six months at the same rental rate negotiated between the parties for the initial term.

o    At the end of this extension, lessee may purchase the property or return the property, or extend the lease for an additional period.

In many instances, Lessees will negotiate changes to these options, which may include defining FMV to be a fixed amount, or not less than or more than a certain amount. They may also negotiate a variety of modifications to the option to extend the lease term.

To estimate residuals, CFNB looks at the potential prices to be achieved by CFNB under either option 1 or option 2 above, and then assesses the probability that option 1 as opposed to option 2 will be elected by the lessee. [CFNB CTR 1]*. The residual values recorded by CFNB are generally between the values estimated based on a sale in accordance with option 1 and

*CONFIDENTIAL TREATMENT REQUESTED BY CALIFORNIA FIRST NATIONAL BANCORP

Securities and Exchange Commission
March 30, 2006

the value in accordance with option 2. This is largely due to the fact that the lessee is not obligated to exercise the purchase option and, at the lessee's discretion, may elect to return the property. In this case, CFNB may only realize a sale value consistent with option 2.

CFNB does not include the extension or renewal option (as structured in option 3 above) in its calculation of the residual value recorded at the inception of the lease. The value related to this extension may or may not be reflective of the fair value of the property at the end of the lease term, and the option does not provide for a sale of the property.

CFNB would factor an extension option into the estimate of the residual value under circumstances where the parties, at the inception of the lease, structure an extension option that transfers ownership of the property through the extension lease payments (an "extension/sale"). In such cases, which tend to be very rare, the fair value of such extension/sale is assessed along with the other value estimates under option 1 and option 2. If the value of the extension/sale exceeded the value estimated under option 1, it would not be considered in estimating the residual. If the value of the extension/sale were less than the fair value estimated under option 1, but not considered a bargain purchase option, the value of the extension/sale would be considered along with the option 2 value in order to estimate the appropriate residual.

2. Please provide us with an example of your calculation of residual value.

While CFNB's lease transactions vary widely by lease terms and property, a typical lease transaction would be for personal computers and peripherals on a three-year lease term. To estimate the residual value to book, CFNB considers a number of factors that might influence the fair value of the computer equipment after three years, including the type and mix of equipment, the term of the lease, trends in technology and the depreciation in value or utility over the lease term, and expectations regarding lessees' end of term elections. To support the process, CFNB has a database of historical residual realization experience on similar transactions, which includes sales of property to original lessees, as well as third party sales after the property has been returned. CFNB uses this database to monitor trends in realization values and lessee purchase versus return patterns.

In establishing its residual policy for computers, CFNB recognizes that fair value falls within a range, and is influenced by specific negotiations between the buyer and seller, the mix of equipment and changes in economic and market conditions. As an example, in today's market the FMV of personal computers at the end of three years, and in accordance with the FMV definition of option 1, is estimated to be in the range of [CFNB CTR 2]* of the original cost. Looking at CFNB's experience over the past five to six years, sale values of personal computers to the original lessee at the end of a three-year initial term have ranged from [CFNB CTR 3]*, and averaged around [CFNB CTR 4]*. For computers that were returned to CFNB and then resold to a broker (i.e., wholesaler), resale values after three years have ranged from [CFNB CTR 5]* and averaged about [CFNB CTR 6]*. During this period, the average value realized under option 1 and option 2 on three-year old computer equipment was about [CFNB CTR 7]* of the original property cost.

CFNB's residual policy incorporates these historical results, but also takes into consideration changes in its markets, modifications to contract terms, variations in CFNB's customer profiles and trends in customer behavior. Over the past few years, a higher percent of lessees have returned the property at the end of the initial term. Given the range of values realized, and the increased possibility that the lessee will elect to return the property at the end of the initial term, CFNB's current residual policy provides for booking a residual value equal to [CFNB CTR 8]* of the original cost paid for computers included in this example. Such amount is believed to represent a reasonable estimate of the fair value of the property three years in the future.

The above example reflects a very straightforward transaction, and does not reflect all residuals booked by CFNB. A variety of factors impact the ultimate residual booked, including negotiations and discussions with lessees and a variety of negotiated lease provisions that deviate from those above.

*CONFIDENTIAL TREATMENT REQUESTED BY CALIFORNIA FIRST NATIONAL BANCORP

Securities and Exchange Commission
March 30, 2006

Consolidated Statement of Earnings Analysis, page 14

3.   Please revise to present average balance sheets and related analysis of net interest earnings for each of the past three fiscal years as required by Item I of Industry Guide 3.

In the 10-K to be filed for the fiscal year end June 30, 2006 and all subsequent 10-K filings, the Company will present average balance sheets and related analysis of net interest earnings for each of the prior three (3) fiscal years as required. The information for the year ending June 30, 2002 is contained in the 10K filed for the fiscal year end June 30, 2004.

Non-Performing Capital Leases, page 17

4.   Please revise to present total non-accrual loans, accruing loans which are contractually past due 90 days or more as to principal or interest payments and loans which are troubled debt restructurings as defined in SFAS 15 as of the end of the past five fiscal year ends as required by Item III.C.1 of Industry Guide 3.

In the 10-K to be filed for the fiscal year ending June 30, 2006 and subsequent 10-K filings, the Company will present the information regarding non-accrual leases, restructured leases and leases past due 90 days as of the end of each of the prior five (5) years as required. This information for the years ending June 30, 2002 and 2001 is contained in the 10Ks filed for the fiscal year end June 30, 2004 and before.

Liquidity and Capital Resources, page 18

5.   Please revise to present the average amount of and the average rate paid on deposits for each of the past three fiscal years as required by Item V.A. of Industry Guide 3.

In the 10-K to be filed for the fiscal year ending June 30, 2006 and all subsequent 10-K filings, the Company will present the average amount of and the average rates paid on deposits for each of the prior three (3) fiscal years as required. The information for the year ending June 30, 2002 is contained in the 10K filed for the fiscal year end June 30, 2004.

Item 8. Financial Statements and Supplementary Data

Note 1-Summary of Significant Accounting Policies

Property Acquired for Transactions in Process, page 28

6.   Please revise to disclose the cost and carrying amount, if different, of property held for leasing by major classes of property according to nature or function, and the amount of the accumulated depreciation in total as of the date of the latest balance sheet presented. Refer to paragraph 23(b)(i) of SFAS 13.

You have asked CFNB to revise the disclosure of Transactions in Process to conform to the required disclosure for operating leases under SFAS 13. These transactions are appropriately not recorded as operating leases. All amounts recorded as Transactions in Process are amounts disbursed pursuant to lease commitments with specific lessees that ultimately will be booked as direct financing leases. The terms of such leases have been augmented by letter agreement to provide for CFNB to advance funds to vendors prior to the acceptance of all the property and commencement of the lease term. [CFNC CTR 9]*

*CONFIDENTIAL TREATMENT REQUESTED BY CALIFORNIA FIRST NATIONAL BANCORP

Securities and Exchange Commission
March 30, 2006

During a period that a transaction is in process, CFNB recognizes no revenue and no depreciation is recorded. Revenue is appropriately not recognizable until certain elements of the transaction have been satisfied or determined. In this case, the property to be subject to the lease has not all been constructed, delivered and accepted, and the parties have not agreed to the commencement of the lease. Advances to vendors often represent deposits for property to be delivered, progress payments toward the implementation and customization of hardware and software systems that are not complete, and in other cases, the property is not operational or put into service by the lessee. The amount disclosed on the balance sheet represents the aggregate of all costs paid for, less any payments received from lessees related to such property, and therefore, represents CFNB's net cost of the property at such date.

To enhance the disclosure regarding Transactions in Process, the Company proposes on a prospective basis in future periodic filings to expand the existing disclosure to the following:

Property acquired for transactions in process represents payments for partial deliveries of property for in-process lease transactions. Such amounts are stated at cost, net of any lessee payments related to the property. Income is not recognized while a transaction is in process and prior to the commencement of the lease. At lease commencement, any pre-commencement payments are included in minimum lease payments receivable and the unearned income is recognized as direct finance income over the lease term.

In addition, on page 16 of the 2005 10K under Financial Condition Analysis, at the end of the second to last paragraph that addresses this topic, we would add the sentence:

No income is recognized while a transaction is in process and prior to the commencement of the lease.

This last addition would be included with the disclosure regarding transactions in process in the Form 10-Q to be filed for March 31, 2006.

Through this response, CFNB acknowledges that:

o CFNB is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o CFNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff's comments. Please call the undersigned at (949) 255-0500 should you have any questions.

Sincerely,

/s/ S. Leslie Jewett
S. Leslie Jewett
Chief Financial Officer